Exhibit 99.1
PRESS RELEASE November 5, 2009 Eksportfinans third quarter 2009: Strong underlying business performance Eksportfinans had a record high net interest income of NOK 1.1 billion in the first nine months of 2009. Disbursements of new export credits were NOK 9.4 billion in the third quarter alone. Eksportfinans experienced a net profit excluding unrealized gains and losses of NOK 803 million in the first nine months of 2009, compared to NOK 9.0 million in the corresponding period in 2008. Export Lending The comparatively strong demand for new export financing continued during the first nine months of 2009. The volume of outstanding export loans was NOK 78.1 billion at September 30, 2009 compared to NOK 71.0 billion at the end of the first nine months of 2008. New disbursements of export-related loans were NOK 21.3 billion during the first nine months of 2009, compared to NOK 17.9 billion during the same period in 2008. Funding Eksportfinans successfully returned to the Swiss Franc market on October 1, 2009 with a CHF 225 million, 9.5 year public benchmark. New funding in the first nine months of 2009 amounted to NOK 43.4 billion through 888 individual trades, compared with NOK 69.2 billion and 710 trades for the same period in 2008. Local Government Lending On June 24, 2009, Eksportfinans’ subsidiary Kommunekreditt Norge AS (now KLP Kreditt AS) was sold to Kommunal Landspensjonskasse (KLP). At the same time, NOK 11 billion of loans from Kommunekreditt to Norwegian municipalities were transferred to Eksportfinans ASA at market value. Eksportfinans expects to hold this portfolio of municipal loans to maturity. Results The total comprehensive income was negative NOK 1.0 billion in the first nine months of 2009 according to the international accounting standard IRFS. This negative result was due to the reversal of unrealized gains on Eksportfinans’ debt which can be explained as follows: The normalization in the international financial markets led do a decline in international credit spreads in the third quarter. This is turn led to a reversal of the net unrealized gains in the fair value of Eksportfinans’ own debt which was booked in 2008 and the beginning of 2009. While Eksportfinans booked unrealized gains of NOK 4.9 billion of the company’s debt net of derivatives for the year 2008, the corresponding figure for the first nine months of 2009 is an unrealized loss of NOK 2.9 billion. As of September 30 2009, there are still NOK 2.7 billion of unrealized gains which will be reversed as unrealized losses in future periods. These unrealized losses do not in any material way affect the company’s core capital.

EKSPORT FINANS NORWAY

Key Figures:

All figures are for Eksportfinans ASA. This also applies for comparative figures, which are for the parent company of the former Eksportfinans Group (Kommunekreditt Norge AS is not consolidated). The comparable financial ratios are for the parent company Eksportfinans ASA and have not previously been publicly presented.

	First nine months 2009	First nine months 2008
New export lending	NOK 21.3 billion	NOK 17.6 billion
New funding	NOK 43.4 billion	NOK 69.2 billion
Total assets	NOK 234,334 million	NOK 253,634 million
Capital adequacy	13.5%	9.6%
Net interest income	NOK 1,093 million	NOK 490 million
Total comprehensive income*	(NOK 1,029 million)	(NOK 127 million)
Profit/(loss) for the period from continuing operations	(NOK 1,370 million)	(NOK 191 million)

*Comprehensive income includes all non-owner changes in equity, both those recognized in profit or loss and those recorded directly to equity.

The complete 3rd quarter report is available at www.eksportfinans.no

For further information, please contact:

President and CEO Gisele Marchand, tel: +47 41 51 74 89,
e-mail: gma@eksportfinans.no

EVP Director of Staff/ Head of Communications Elise Lindbæk,
tel: + 47 22 01 22 64, mobile: +47 90 51 82 50, e-mail: el@eksportfinans.no.

Eksportfinans is the Norwegian institute for export financing owned by banks and the Norwegian Government. It offers competitive long term financing to the export industry.